UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of           November          , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	November 4, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

THE THIRD QUARTER OF 2008 RESULTS (UNAUDITED) November 3, 2008
TICKERS:
NYSE : TLK
LSE : TKIA
IDX : TLKM
DIVISIONS:
Regional Divisions:I, II, III, IV, V,VI and VII
ISSUED SHARES:
20,159,999,280 shares
SHAREHOLDERS COMPOSITION:
Govt. of Indonesia : 51.19%
Public : 46.43%
Treasury Stock : 2.38%
(As of Sept 30, 2008)
CONVERSION RATES (US$1.00):
2007 = Rp. 9,147.5 (Sept 30,2007)
2008 = Rp. 9,430.0 (Sept 30,2008)
NOTABLE FIGURES:
■	Operating Revenues grew by 2.2%

■	As of September 30, 2008, the total subscribers of the TELKOM Group (fixed line & cellular) reached more than 78 million

■	The Company has decreased foreign debt composition from 46% to 28% during this period with total debt reaching Rp.17.9 trillion

■	Telkom and Indonusa Telemedia joined forces with PCCW to increase the business growth of Pay-TV services in Indonesia
TELKOM FINANCIAL
INDICATORS — 3Q/08
(in Rp.Tn)
FINANCIAL HIGHLIGHTS (Consolidated):

	Q3/07		Q3/08		Growth (%)
Key Indicators	Net	Gross	Net	Gross	Net	Gross
Op. Revenues (Rp. bn)	43,647	45,905	44,600	46,983	2.2	2.3
Op. Expenses (Rp. bn)	23,751	26,008	27,421	29,805	15.5	14.6
Op. Income (Rp. bn)	19,896	19,897	17,179	17,179	-13.7	-13.7
EBITDA (Rp. bn)	27,706	27,706	25,980	25,980	-6.2	-6.2
Net Inc. (Rp. bn)	9,819	9,819	8,920	8,920	-9.2	-9.2
Net Inc./Share(Rp)	491.6	491.6	451.1	451.1	-8.2	-8.2
Net Inc./ADS(Rp)	19,665.6	19,665.6	18,043.2	18,043.2	-8.2	-8.2
EBITDA Margin (%)	63.5	60.4	58.3	55.3	-5.2	-5.1

FIXED LINE LIS vs CELLULAR SUBSCRIBERS
3Q/08
(in million)
OPERATIONAL HIGHLIGHTS:

	3Q/07	3Q/08
Descriptions	(‘000)	(‘000)	Growth (%)
Fixed Line:
LIS Wireline	8,720	8,580	-1.6
LIS Wireless (Flexi):	5,603	9,151	63.3
— Post paid	823	751	-8.8
— Prepaid	4,780	8,400	75.8
Total	14,323	17,731	23.8
Cellular:
— Postpaid	1,891	1,947	3.0
— Prepaid	42,566	58,556	37.6
Total	44,457	60,503	36.1

ADSL (Speedy)	209	593	184.0

*	LIS (Line in Service) = Subscribers + Public Phone
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations & Corporate Secretary
PT. TELEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta
Phone : 62 21 5215109
Fax : 62 21 5220500
Email : investor@telkom.co.id
Website : www.telkom-indonesia.com

The Third Quarter of 2008 Results (Unaudited)

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR
THE THIRD QUARTER OF 2008 RESULTS (Un audited)
Jakarta, November 3,2008 — PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its operational and un-audited consolidated financial statement for the third quarter of 2008. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).
FINANCIAL RESULTS
Profit and Loss Statement
This report compares the Company’s financial results as of September 30, 2008 with the same period last year.
Operating Revenues
Operating Revenues which is presented net basis for 3Q/2007 and 3Q/2008, respectively, increased by Rp.952.9 billion or 2.2% compared to the same period last year summarized as follows:
Revenues Composition
3Q/08:
▪	Cellular Revenues increased by Rp.1,564.3 billion or 9.4% compared to the same period last year, mainly due to the huge growth in Telkomsel’s Minutes of Usage (MOU) by 234.1% as a result from the subscribers growth by 36.1% or 16 million to 60.5 million.

▪	Data and Internet Revenues increased by Rp.597.1 billion or 5.9% compared to the same period last year, mainly due to the growth from broadband services, which grew by 184.0% to 593K subscribers.

▪	Network Revenues increased by Rp.195.0 billion or 32.4% as a result from intensive marketing for leased line with medium and high capacity during 2008.

▪	Meanwhile, Fixed line Revenue decreased by Rp.1,012.8 billion or 12.0%, mainly due to decreased in local and long distance revenues as result from decreasing in wireline pulse production by 20.1%.

As of September 30, 2008, TELKOMFlexi contributed to TELKOM’s revenue in the amount of Rp.2,758.5 billion consisting of installation

The Third Quarter of 2008 Results (Unaudited)

charges, monthly subscription charges, local, domestic long distance and international revenues which amounted to Rp.1,084.6 billion, while interconnection (gross), SMS and internet revenues amounted to Rp.1,255.9 billion, Rp.371.4 billion and Rp.27.2 billion, respectively, and other revenues amounted to Rp.19.4 billion.

▪	Interconnection revenues(net) decreased by Rp.481.6 billion or 6.8%, compared to the same period last year mainly due to decreasing in fixed wireline to cellular interconnection revenue by 14%.
With regards to the implementation of the cost-based interconnection scheme, we have reported our interconnection revenue in 2008 on a net basis.
To make similar comparison with the cost based interconnection scheme in the previous year, we represent the following QoQ proforma table which are presented on a net and gross basis:

	Net Basis			Gross Basis
Account	Q2/08	Q3/08	Growth	Q2/08	Q3/08	Growth
Op. Revenues (Rp. Tn)	15,147	14,422	-4.8%	15,828	15,342	-3.1%
Op. Expenses (Rp. Tn)	9,221	9,711	5.3%	9,903	10,631	7.4%
Op. Income (Rp. Tn)	5,925	4,711	-20.5%	5,925	4,711	-20.5%
EBITDA (Rp. Tn)	8,871	7,770	-12.4%	8,871	7,770	-12.4%
Net Inc. (Rp. Tn)	3,090	2,622	-15.1%	3,090	2,622	-15.1%
EBITDA Margin (%)	58.6%	53.9%	-4.7%	56.0%	50.6%	-5.4%
Based on QoQ comparison, for Q3/08, Operating Revenues decreased by 4.8% and 3.1% for net basis and gross basis, respectively. Meanwhile, EBITDA Margin decreased by 4.7% and 5.4%, respectively.
Operating Expenses
Operating Expenses increased by 15.5% to Rp.27.4 trillion, compared to the same period last year summarized as follows:
▪	Operation & Maintenance Expense increased by 27.7% to Rp.8.73 trillion, mainly resulting from the Telkomsel’s network infrastructure growth (BTS grew by 27% and overall network capacity increased by 30%), which mainly affected frequency fees and repair & maintenance costs for the network equipment.

▪	Depreciation Expenses increased by 13.8%, to Rp.7.99 trillion, mainly due to increasing in depreciation expense of Telkomsel by 17.8% resulting from new infrastructure growth.

The Third Quarter of 2008 Results (Unaudited)

Expenses Composition
3Q/08:
▪	Marketing Expenses increased by 36.0% to Rp.1.58 trillion which was mainly attributable to higher advertising costs due to increasing competition, both in cellular and wireless market.
▪	Personnel Expenses increased by 4.9% to Rp.6.49 trillion. The main contributors were the increase in pension costs which was affected by decreasing the discount rate assumption of the actuary calculation by 0.25%.
▪	General & Administrative Expenses increased by 3.5% to Rp.2.63 trillion mainly due to an increase in provision for doubtful accounts and inventory obsolescence amounted to Rp.67.7 billion, amortization of goodwill and intangible assets amounted to Rp.26.0 billion, and from collection fees amounted to Rp.15.3 billion.
For the period ending September 30, 2008, TELKOM recorded Operating Income of Rp.17,18 trillion or decreased by 13.7% compared to the same period last year and EBITDA of Rp. 25,98 trillion or decreased by 6.2%.
Capital Expenditure
During nine months of 2008, total capex for TELKOM Group reached Rp.14.8 trillion, primarily allocated to TELKOM for Rp.3.9 trillion and Telkomsel for Rp.10.7 trillion.
Consolidated Debt
As of September 30, 2008, the breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents were as follows:

	Rp (in billion)		Portion (%)
Currencies	Q3/07	Q3/08	Q3/07	Q3/08
IDR / Rupiah	7,434	12,913	53.7%	71.9%
U.S. Dollar	5,132	3,911	37.1%	21.8%
Japanese Yen	1,095	1,141	7.9%	6.3%
EURO	190	—	1.4%	0.0%
Total	13,851	17,964	100.0%	100.0%
TELKOM as a parent company hedged its foreign currency exposures through time deposit placements, mainly in US Dollars that covered 24.8% of foreign debts from October 1, 2008 to September 30, 2009.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of September 30, 2008, TELKOM recorded 17.7 million fixed lines in service, consisting of 8.6 million fixed wirelines and 9.1 million fixed wireless.

The Third Quarter of 2008 Results (Unaudited)

Fixed-Wireless CDMA Services
In this period, TELKOMFlexi was available in 321 cities with 3,181 BTS. As of September 30, 2008, TELKOMFlexi still has market share more than 50% with 9.1 million subscribers. Currently, in tight competition, TELKOMFlexi ARPU’s (blended) decreased by 29.8% amounted to Rp.40K. Meanwhile, the total wireless production grew by 32% from 389 billion second to 514 billion second. As of September 30, 2008, net adds for Flexi grew by 95.4% to 2.8 million, compared the same period last year.

Until now, TELKOMFlexi available
in 321 cities
For detail information of TELKOMFlexi performance as of September 30, 2008, please see attachment on Table 7.
TELKOM International Call (TIC 007 & TG 017)
As of September 30, 2008, Telkom International Call generated Rp 1,19 trillion in revenues, from both TIC-007 & TG 017 outgoing call revenues, outgoing and incoming interconnection revenues, and TELKOM also recorded incoming and outgoing international traffic of 1,017.9 million minutes and 221.8 million minutes, respectively
Cellular Services
During nine months of 2008, Telkomsel recorded strong customer base growth by adding 12.6 million new customers with a total of 60.5 million customers.
In 9M08, there were 4,231 new BTS (including 569 3G-BTS) installed.
Data and Internet Services
Dial up Internet (TELKOMNet Instan)
In the nine months of 2008, an average of 455K telephone subscribers accessed to TELKOMNet Instan and premium prepaid dial-up internet services per month. During nine months 2008, subscribers utilized a total of 2,241.9 million minutes of TELKOMNet Instan.
Broadband Services
As of September 30, 2008, there were 593K subscribers of broadband ADSL internet access (Speedy) or grew by 184% from 209K subscribers compared to last year. The revenues from Speedy services for the nine months of 2008 has reached Rp.971.3 billion.

During 9M08, broadband service
(Speedy) has grown significantly

The Third Quarter of 2008 Results (Unaudited)

Human Resources
As of September 30, 2008, the total number of employees reach 33,896, mainly consist of 25,153 and 4,074 employees, respectively at TELKOM and Telkomsel. The remaining at other Telkom’s subsidiary companies.
Employee Productivity as measured by the total revenues divided by total employees, as of September 30, 2008 was Rp.1.3 billion.
Recent Developments
Telkom, Indonusa Telemedia and PCCW joined forces to bring world-class IPTV services to Indonesia
On August 28, 2008 — PT Telekomunikasi Indonesia Tbk (TELKOM), PT Indonusa Telemedia (Telkomvision) and PCCW International (HK) Limited (PCCW) announced their intention to collaborate to bring world-class IPTV services to Indonesia.
PCCW International (HK)
collaborated to bring world-class
IPTV services to Indonesia joining
with subsidiary company,
Indonusa Telemedia
The parties have signed a memorandum of understanding to cover their intention to co-invest in Telkomvision for the deployment of pay-TV services including IPTV and transactional services, direct-to-home satellite television broadcasts (DTH) and other features.
As Indonesia’s largest comprehensive provider of information and communications (infocomm) services, the intended collaboration advances TELKOM’s plan to work with world-class partners to develop next generation services that can be supported by newly-integrated fixed-line, broadband Internet, TV and mobile service-delivery platforms.
Offered by Telkomvision, the IPTV services are to deliver compelling international and local content to various audiences in Indonesia, complementing a successful nationwide DTH and cable service that has already attracted more than 140,000 subscribers.
Resolutions of the Extraordinary General Meeting of Shareholders
We hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk., (hereafter referred to as “the Company”), that the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company held on September 19, 2008 in Jakarta, has approved and decided on the following resolutions:
a.	To approve the appointment of Mr BOBBY A.A.NAZIEF as Commissioner with a five (5) year term of office commencing as of the conclusion of this Meeting.

The Third Quarter of 2008 Results (Unaudited)

Henceforth the composition of the Board of Commissioners after the conclusion of the Meeting shall be as follows:
1.	President Commissioner	: Mr. TANRI ABENG;

2.	Commissioner	: Mr. MAHMUDDIN YASIN;

3.	Commissioner	: Mr. BOBBY A.A.NAZIEF;

4.	Independent Commissioner	: Mr. ARIF ARRYMAN;

5.	Independent Commissioner	: Mr. P. SARTONO.
b.	To approve the extension of the term of the Company’s Board of Commissioners, whose members were elected in the Extraordinary General Meeting of Shareholders dated 10 March 2004, which should expire on March 10 2009 to be extended until the closing of the Company’s Annual General Meeting of Shareholders in 2009.
TELKOM’s conduct a new Share Buy Back program base on new Bapepam Rule
On October, 2008, PT Telekomunikasi Indonesia, Tbk has conducted a share buyback program up to 20% (twenty percent) of issued and fully paid shares, as regulated by Bapepam-LK Regulation No.XI.B.3 on “Repurchase Of Shares Issued By Issuers or Public Companies in the Potential Crisis Market Condition”.
The execution of the Shares Buyback will be conducted based on Company Board of Director’s consent and will be executed through PT Bursa Efek Indonesia, which will be conducted gradually within 3 (three) months period commencing from October 12, 2008.
VP Investor Relations & Corporate Secretary,
HARSYA DENNY SURYO

The Third Quarter of 2008 Results (Unaudited)

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
Sept 30, 2007 and 2008
(in million Rupiah)

	2007	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6,493,187	7,545,364
Temporary investments	177,879	270,650
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp.94,989 million in 2007 and Rp.181,774 million in 2008	567,612	393,465
Third parties — net of allowance for doubtful accounts of Rp.1,031,541 million in 2007 and Rp.1,056,359 million in 2008	2,919,563	2,780,263
Other receivables — net of allowance for doubtful accounts of Rp.9,668 million in 2007 and Rp.11,969 million in 2008	154,610	173,037
Inventories — net of allowance for obsolescence of Rp.52,840 million in 2007 and Rp.62,462 million in 2008	202,465	399,916
Prepaid expenses	2,430,367	1,860,933
Claims for tax refund	337,855	420,550
Prepaid taxes	3,048	148,010
Restricted time deposits	8,460	21,044

Total Current Assets	13,295,046	14,013,232

NON-CURRENT ASSETS
Long-term investments — net	101,924	141,559
Property, plant and equipment — net of accumulated depreciation of Rp.51,964,900 million in 2007 and Rp.60,527,740 million in 2008	58,390,386	66,405,452
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.556,057 million in 2007 and Rp.549,620 million in 2008	753,756	570,878
Prepaid pension benefit cost	99	697
Advances and other non-current assets	592,748	1,957,756
Goodwill and other intangible assets — net of accumulated amortization of Rp.4,495,594 million in 2007 and Rp.5,571,131 million in 2008	3,649,601	2,889,971
Escrow accounts	1,398	43,861

Total Non-current Assets	63,489,912	72,010,174

TOTAL ASSETS	76,784,958	86,023,406

The Third Quarter of 2008 Results (Unaudited)

Table 1 ( continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
Sept 30, 2007 and 2008
(in million Rupiah)

	2007	2008
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	1,621,089	1,516,110
Third parties	4,303,484	7,445,795
Other payables	42,515	20,385
Taxes payable	2,234,461	1,105,281
Dividends payable	1,443,053	2,855,632
Accrued expenses	2,653,744	2,874,725
Unearned income	2,398,869	3,135,568
Advances from customers and suppliers	192,088	197,090
Short-term bank loans	950,152	53,449
Current maturities of long-term liabilities	4,108,241	6,450,582

Total Current Liabilities	19,947,696	25,654,617

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,392,526	2,950,461
Unearned income on Revenue-Sharing Arrangements	557,601	336,534
Accrued long service awards	66,743	83,630
Accrued post-retirement health care benefits	2,708,854	2,645,150
Accrued pension and other post-retirement benefits costs	1,021,658	1,213,422
Long-term liabilities — net of current maturities
Obligations under capital leases	190,883	228,380
Two-step loans — related party	3,726,622	3,468,125
Bank loans	2,391,795	6,439,296
Deferred consideration for business combinations	2,700,015	1,609,746
Total Non-current Liabilities	16,756,697	18,974,744

MINORITY INTEREST	8,262,080	8,800,782

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock — 222,340,500 shares in 2007 and 480,163,000 shares in 2008	(1,945,901)	(4,202,255)
Difference in value arising from restructuring transactions and other transactions between entities under common control	180,000	270,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain from available-for-sale securities	14,992	(2,596)
Translation adjustment	228,024	228,805
Retained earnings
Appropriated	6,700,879	10,557,985
Unappropriated	20,141,563	19,242,396

Total Stockholders’ Equity	31,818,485	32,593,263

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	76,784,958	86,023,406

The Third Quarter of 2008 Results (Unaudited)

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
THE NINE MONTHS PERIOD ENDED SEPT 30, 2007 and 2008
(in million Rupiah)

	2007	2008

OPERATING REVENUES
Telephone
Fixed lines	8,465,629	7,452,847
Cellular	16,716,458	18,280,741
Interconnection
Revenues	9,378,332	9,022,406
Expenses	(2,257,468)	(2,383,169)
Net	7,120,864	6,639,237
Data and Internet	10,164,051	10,761,163
Network	601,139	796,160
Revenue-Sharing Arrangements	320,353	267,518
Other telecommunications services	258,785	402,548

Total Operating Revenues	43,647,279	44,600,214

OPERATING EXPENSES
Depreciation	7,022,770	7,988,460
Personnel	6,188,397	6,490,783
Operations, maintenance and telecommunication services	6,840,662	8,738,220
General and administrative	2,539,008	2,626,768
Marketing	1,159,873	1,577,315

Total Operating Expenses	23,750,710	27,421,546

OPERATING INCOME	19,896,569	17,178,668

OTHER INCOME (EXPENSES)
Interest income	378,215	495,233
Equity in net (loss) income of associated companies	6,919	2,476
Interest expense	(1,070,206)	(1,001,438)
Gain (loss) on foreign exchange — net	(113,642)	(63,806)
Others — net	61,195	326,769

Other income (expenses) — net	(737,519)	(240,766)

INCOME BEFORE TAX	19,159,050	16,937,902

TAX EXPENSE
Current	(5,194,590)	(4,987,058)
Deferred	(727,129)	165,138

	(5,921,719)	(4,821,920)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	13,237,331	12,115,982

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	(3,418,276)	(3,196,094)

NET INCOME	9,819,055	8,919,888

BASIC EARNINGS PER SHARE
Net income per share	491.64	451.08
Net income per ADS (40 Series B shares per ADS)	19,665.60	18,043.20

The Third Quarter of 2008 Results (Unaudited)

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
THE NINE MONTHS PERIOD ENDED SEPT 30, 2007 and 2008
(in million Rupiah)

	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	8,258,515	6,798,282
Cellular	16,898,903	19,156,910
Interconnection — net	7,688,569	7,005,844
Data and internet	9,710,438	10,964,969
Other services	1,019,699	1,054,964
Total cash receipts from operating revenues	43,576,124	44,980,969
Cash payments for operating expenses	(18,126,913)	(18,840,674)
Cash receipt from customers	30,134	55,640

Cash generated from operations	25,479,345	26,195,935

Interest received	385,972	486,231
Interest paid	(1,104,136)	(887,720)
Income tax paid	(5,449,458)	(6,769,770)

Net Cash Provided by Operating Activities	19,311,723	19,024,676

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	11,468	18,256
Purchase of temporary investments and placements in time deposits	(98,770)	(98,374)
Proceeds from sale of property, plant and equipment	21,706	9,919
Proceeds from insurance claim	—	11,159
Acquisition of property, plant and equipment	(12,117,416)	(11,855,306)
(Increase) decrease in advances for purchase of property, plant and equipment	744,596	(554,005)
Decrease in advances and others	124,233	141,261
Business combinations, net of cash paid	—	(324,327)
Purchases of intangible assets	—	(21,629)
Acquisition of long-term investments	(5,453)	(28,249)
Cash dividends received	510	1,020
Advance for acquisition of long-term investments	—	(674)
Increase in escrow accounts	—	(42,458)

Net Cash Used in Investing Activities	(11,319,126)	(12,743,407)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(5,083,431)	(6,105,963)
Cash dividends paid to minority shareholders of subsidiaries	(1,904,980)	(2,802,945)
Decrease in escrow accounts	675	—
Proceeds from short-term borrowings	1,489,526	29,235
Repayments of short-term borrowings	(950,659)	(549,746)
Redemption of bonds	(1,000,000)	—
Repayments of Medium-term Notes	(465,000)	—
Proceeds from long-term borrowings	1,502,350	6,038,695
Repayments of long-term borrowings	(2,081,247)	(3,252,317)
Payment for purchase of treasury stock	(993,690)	(2,025,644)
Repayments of promissory notes	(199,365)	(200,813)
Repayments of obligations under capital leases	(20,735)	(32,188)

Net Cash Used in Financing Activities	(9,706,556)	(8,901,686)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,713,959)	(2,620,417)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(108,690)	24,990

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,315,836	10,140,791

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6,493,187	7,545,364

The Third Quarter of 2008 Results (Unaudited)

Table 4
FINANCIAL RATIOS
Sept 30, 2007 and 2008

	2007	2008	Growth (%)

Contribution to total fixed lines revenue:
Local and SLJJ (%)	63.8	61.9	(1.9)
Monthly subscription charges (%)	32.9	37.0	4.1
Installation charges (%)	1.0	(0.5)	(1.6)
Phone Card (%)	0.0	0.1	0.1
Others (%)	2.3	1.5	(0.7)
Contribution to total operating revenues:
Cellular (%)	38.3	41.0	2.7
Fixed lines (%)	19.4	16.7	(2.7)
Interconnection (%)	16.3	14.9	(1.4)
Data and Internet (%)	23.3	24.1	0.8
Network (%)	1.4	1.8	0.4
Revenue-Sharing Arrangements (%)	0.7	0.6	(0.1)
Other telecommunications services (%)	0.6	0.9	0.3
ARPU Fixed wireline (Rp.’000)	170.0	144.0	(15.3)
EBITDA (Rp billion)	27,706.3	25,980.2	(6.2)
EBITDA margin (%)	63.5	58.3	(5.2)
Operating margin (%)	45.6	38.5	(7.1)
Profit Margin (%)	22.5	20.0	(2.5)
Current ratio (%)	66.6	54.6	(12.0)
Return on Assets (%)	12.8	10.4	(2.4)
Return on Equity (%)	30.9	27.4	(3.5)
Total Liabilities to Equity (%)	115.4	136.9	21.6
Gearing (Net Debt to Equity) (%)	22.6	31.0	8.4
Debt to Equity (%)	43.5	55.1	11.6
Debt to EBITDA (%)	50.0	69.1	19.2
Debt Service Ratio (Times)	4.5	3.5	(1.1)
EBITDA to Interest Expense (times)	25.9	25.9	0.1
EBITDA to Net Debt (%)	386.0	257.1	(128.9)

The Third Quarter of 2008 Results (Unaudited)

Table 5
FIXED TELEPHONE LINES
Sept 30, 2007 and 2008

	Unit	2007	2008	Growth (%)
Exchange Capacity
Wireline	Lines (’000)	10,555	10,655	1.0%
Wireless	Lines (’000)	12,532	15,413	23.0%
Total Exchange Cap.	Lines (’000)	23,086	26,069	12.9%

Installed Lines
Wireline	Lines (’000)	9,650	9,775	1.3%
Wireless	Lines (’000)	8,339	14,562	74.6%
Total Installed Lines	Lines (’000)	17,989	24,337	35.3%

Subscribers
Wireline	Lines (’000)	8,347	8,229	-1.4%
Wireless	Lines (’000)	5,575	9,124	63.7%
Total Subscribers	Lines (’000)	13,922	17,353	24.6%

Public Phone
Wireline	Lines (’000)	373	351	-5.9%
Wireless	Lines (’000)	28	28	-1.9%
Total Public Phone	Lines (’000)	401	378	-5.7%

Lis Fixed
Wireline	Lines (’000)	8,720	8,580	-1.6%
Wireless	Lines (’000)	5,603	9,151	63.3%
Total Lines In Services	Lines (’000)	14,323	17,731	23.8%
Table 6
PRODUCTION
Sept 30, 2007 and 2008

	Unit	2007	2008	Growth(%)
Production :
Subscriber
Wireline	Pulses (mn)	57,781	48,340	-16.3%
Wireless (exclude data & sms)	second (mn)	386,766	512,674	32.6%

Public Phone
Wireline	Pulses (mn)	5,327	2,059	-61.3%
Wireless (exclude data & sms)	second (mn)	2,702	1,455	-46.2%

Lines in Services — Production
Wireline	Pulses (mn)	63,108	50,399	-20.1%
Wireless (exclude data & sms)	second (mn)	389,468	514,128	32.0%

Productivity Per Average LIS
Wireline	Pulses/Line	7,242	5,838	-19.4%
Wireless	second/Line	79,653	66,277	-16.8%

The Third Quarter of 2008 Results (Unaudited)

Table 7
FLEXI PERFORMANCE
Sept 30, 2007 and 2008

	UNIT	2007	2008	Growth (%)
Customer base
Classy/Postpaid	SSF(’000)	823	751	-8.8
Trendy/Prepaid	SSF(’000)	4,780	8,400	75.7
Total/Blended	SSF(’000)	5,603	9,151	63.3

Net additional
Classy/Postpaid	SSF(’000)	29	(77)	-367.6
Trendy/Prepaid	SSF(’000)	1,399	2,866	104.9
Total/Blended	SSF(’000)	1,427	2,789	95.4

Sales
Classy/Postpaid	SSF(’000)	221	143	-35.2
Trendy/Prepaid	SSF(’000)	3,389	6,662	96.6
Total/Blended	SSF(’000)	3,609	6,805	88.6

ARPU
Classy/Postpaid	Rp. (’000)	118	96	-18.6
Trendy/Prepaid	Rp. (’000)	45	33	-26.7
Total/Blended	Rp. (’000)	57	40	-29.8

MOU (Minute of use)	bn second	389	514	32.0
SMS	mn messages	1,400	2,376	69.7

NETWORK
BTS	BTS	1,677	3,181	89.7
Coverage	Cities	237	321	35.4

The Third Quarter of 2008 Results (Unaudited)

Table 8
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
Sept 30, 2007 and 2008
(In billion rupiah)

	2007	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,827	3,374
Acct. /Unbilled receivables	900	515
Prepayments	2,024	2,174
Others	434	547
Total Current Assets	6,186	6,610

NON-CURRENT ASSETS
Long-term Investment	15	20
Property, plant & equipment — net	37,181	43,954
Advances for PPE	141	16
Equipment no used in operations — net	63	46
Intangible assets — net	389	343
Others	31	32
Total Non-Current Assets	37,819	44,410
TOTAL ASSETS	44,004	51,021

CURRENT LIABILITIES
Short-term loans	900	0
Accounts payable & Accr. Liabilities	5,986	9,101
Taxes payable	1,364	150
Unearned revenue	2,088	2,786
Dividend payable	4,120	2,645
Curr. maturities of med/long-term loan	2,171	4,558
Curr. maturities of oblig. under cap. lease	—	3
Total Current Liabilities	16,629	19,244

NON-CURRENT LIABILITIES
Med/Long term loan — net of current maturities	1,778	4,920
Deferred tax liabilities	2,183	2,037
Others	134	182
Total Non-current Liabilities	4,095	7,140

EQUITY
Capital stock — Rp 1,000,000 par value
Authorized — 650,000 shares
Issued and fully paid — 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	21,592	22,949
Total Equity	23,280	24,637

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	44,004	51,021

The Third Quarter of 2008 Results (Unaudited)

Table 9
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
The Nine Months Ended Sept 30, 2007 and 2008
(In billion rupiah)

	2007	2008
OPERATING REVENUES
Post-paid	3,762	3,199
Prepaid	21,471	23,326
International roaming	419	482
Interconnection : — Revenues	2,404	2,317
— Expense	(1,559)	(1,933)
Net Operating Revenues	26,497	27,391

OPERATING EXPENSES
Personnel	959	972
Operation & maintenance	4,535	5,898
General & administrative	557	576
Marketing	656	875
Other operating expenses	1,269	1,369
Depreciation	4,222	4,975
Total Operating Expenses	12,198	14,665

EBIT (EARNINGS BEFORE INTEREST & TAXES)	14,299	12,726
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(197)	(370)
Foreign exchange gain/(loss)	(24)	31
Others — net	(154)	(5)
Other income/(expenses) — net	(375)	(344)

INCOME BEFORE TAX	13,924	12,382
INCOME TAX EXPENSE	4,212	3,356
NET INCOME	9,712	9,026

EBITDA	18,521	17,701
EBITDA Margin — over net oper. revenues	70%	65%

ROA	33%	27%
ROE	58%	54%

The Third Quarter of 2008 Results (Unaudited)

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
Sept 30, 2007 and 2008

	Unit	2007	2008
CUSTOMER BASE
Net Additions
kartuHALO	Subs (’000)	229	34
simPATI	Subs (’000)	789	14,091
Kartu As	Subs (’000)	7,842	(1,511)
Total	Subs (’000)	8,860	12,613
Customer Base
kartuHALO	Subs (’000)	1,891	1,947
simPATI	Subs (’000)	22,167	38,076
Kartu As	Subs (’000)	20,399	20,480
Total	Subs (’000)	44,457	60,503

MOU (excluding free & incoming mins)	Billion minutes	17.6	58.8

ARPU
Total (9 months average)
kartuHALO	Rp.’000 per mo.	265	217
simPATI	Rp.’000 per mo.	81	65
Kartu As	Rp.’000 per mo.	57	39
Blended	Rp.’000 per mo.	79	60
Non-voice/Data (9 months average)
kartuHALO	Rp.’000 per mo.	48	40
simPATI	Rp.’000 per mo.	23	17
Kartu As	Rp.’000 per mo.	22	19
Blended	Rp.’000 per mo.	24	19

NETWORK DATA
Network Capacity
Base stations installed (GSM/DCS/3G)	Unit	19,767	25,089
Overall capacity all network elements	Subs. mln.	47.9	62.4
Quality of Service
Call success rate	%	96.02%	93.97%
Call completion rate	%	99.52%	98.61%

EMPLOYEE DATA
Total employees	person	4,037	4,074
Efficiency ratio	Subs/employee	11,012	14,851